SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 333-86830
CUSIP No. 284-859-105

(Check one)

☒ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form N-SAR
☐ Form 20-F	☐ Form 10-Q and form 10-QSB

For period ended: March 31, 2000

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates_______________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant: Electric Aquagenics Unlimited, Inc.

Former name if applicable:   N/A

Address of principal executive office (Street and number):    1464 West 40 South, Suite 200
Lindon, Utah 84042

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

(See Attached)

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randy K. Johnson	(801)	328-3600
(name)	(area code)	(telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
☐  Yes    ☒ No
  Electric Aquagenics Unlimited, Inc
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By:	/s/ Gaylord M. Karren
Gaylord M. Karren Chief Executive Officer

PART III
of
FORM 12b-25
Notification of Late Filing

Electric Aquagenics Unlimited, Inc., a Delaware corporation (the “Company”), cannot complete its report on Form 10-KSB for the fiscal year ended December 31, 2005 without unreasonable effort and expense because of the following facts:

On February 28, 2006, the Company hired a Chief Financial Officer, and on March 9, 2006 the Company replaced its independent audit firm. The assimilation of the Company’s newly hired Chief Financial Officer and the transition from the former audit firm to the new audit firm has been a complicated process and has hindered the Company’s ability to complete the audit of the Company’s financial statements for the year ended December 31, 2005 in time to make a timely filing of the Company’s report on Form 10-KSB without unreasonable effort or expense.